04039211

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 30, 2004, Series 2004-1	333-115122

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: July 30, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

HMBT 04-1
Sensitivity

Settle Date: 7/30/2004 US Treasury Curve Date: 7/28/2004

Tranche: A1 (I-A)

	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
Price	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	20%	20%	20%	20%	20%	20%	20%	20%	CALL
	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007	Prin. End Date
	219	160	119	87	68	55	45	38	Prin. Window Len
100: 0	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92	Yield

Tranche: A2 (II-A)

	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
Price	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	20%	20%	20%	20%	20%	20%	20%	20%	CALL
	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007	Prin. End Date
	219	160	119	87	68	55	45	38	Prin. Window Len
100: 0	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92	Yield

Tranche: MA (I-M1)

	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
Price	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	20%	20%	20%	20%	20%	20%	20%	20%	CALL
	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007	Prin. End Date
	219	160	119	87	68	55	45	38	Prin. Window Len
100: 0	2.09	2.09	2.09	2.09	2.09	2.09	2.09	2.09	Yield

Settle Date: 7/30/2004 US Treasury Curve Date: 7/28/2004

Tranche: MB (I-M2)

Price	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	20%	20%	20%	20%	20%	20%	20%	20%	CALL
	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007	Prin. End Date
	219	160	119	87	68	55	45	38	Prin. Window Len
100: 0	2.64	2.64	2.64	2.64	2.64	2.64	2.64	2.64	Yield

Tranche: MD (II-M1)

Price	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	20%	20%	20%	20%	20%	20%	20%	20%	CALL
	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007	Prin. End Date
	219	160	119	87	68	55	45	38	Prin. Window Len
100: 0	2.09	2.09	2.09	2.09	2.09	2.09	2.09	2.09	Yield

Tranche: MF (II-M2)

Price	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	20%	20%	20%	20%	20%	20%	20%	20%	CALL
	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007	Prin. End Date
	219	160	119	87	68	55	45	38	Prin. Window Len
100: 0	2.64	2.64	2.64	2.64	2.64	2.64	2.64	2.64	Yield

HMBT-0401
Sensitivity

Settle Date: 7/30/2004 US Treasury Curve Date: 7/28/2004

Tranche: A1 (I-A)

Price	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015	Prin. End Date
	297	293	278	247	212	180	153	132	Prin. Window Len
100: 0	1.93	1.95	1.97	1.98	1.98	1.99	1.99	1.99	Yield

Tranche: A2 (II-A)

Price	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015	Prin. End Date
	296	291	277	247	212	180	153	132	Prin. Window Len
100: 0	1.93	1.95	1.97	1.98	1.98	1.99	1.99	1.99	Yield

Tranche: MA (I-M1)

Price	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015	Prin. End Date
	297	293	278	247	212	180	153	132	Prin. Window Len
100: 0	2.10	2.11	2.12	2.13	2.14	2.14	2.14	2.14	Yield

Settle Date: 7/30/2004 US Treasury Curve Date: 7/28/2004

Tranche: MB (I-M2)

	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
Price	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015	Prin. End Date
	297	293	278	247	212	180	153	132	Prin. Window Len
100: 0	2.67	2.69	2.71	2.72	2.73	2.73	2.74	2.74	Yield

Tranche: MD (II-M1)

	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
Price	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015	Prin. End Date
	296	291	277	247	212	180	153	132	Prin. Window Len
100: 0	2.10	2.11	2.12	2.13	2.14	2.14	2.14	2.14	Yield

Tranche: ME (II-M2)

	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	40.00% CPR	PREPAY
	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1.48000	1M_LIB
	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	1.98000	6M_LIB
Price	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95	Avg. Life
	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	Prin. Start Date
	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015	Prin. End Date
	296	291	277	247	212	180	153	132	Prin. Window Len
100: 0	2.67	2.69	2.71	2.72	2.73	2.73	2.74	2.74	Yield

HOMEBANC

New Issue Computational Materials

$967,359,000 (approximate)

HomeBanc Mortgage Trust, Series 2004-1

Structured Asset Mortgage Investments II Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

EMC Mortgage Corporation
Special Servicer*

Bear, Stearns & Co. Inc.
J.P. Morgan Securities Inc.
Underwriters

All Statistical Information is based upon information as of July 1, 2004
*Upon meeting a Servicing Trigger Event

July 26, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. ARM Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$967,359,000(approx.)

HomeBanc Mortgage Trust, Series 2004-1

Notes are priced to the Optional Clean-Up Call of 20%

Class	Note Size (1)	Ratings (Moody's/S&P)	CE (1)(2)	Benchmark Rate	Note Type
Group I Offered Notes					
I-A	$200,000,000	Aaa/AAA	11.00% (2)	LIBOR (3)	Senior Floater
I-M-1	$9,551,000	Aa2/AA	6.75% (2)	LIBOR (3)	Mezzanine Floater
I-M-2	$9,439,000	A2/A	2.55% (2)	LIBOR (3)	Mezzanine Floater
Group II Offered Notes					
II-A	$683,477,000	Aaa/AAA	11.00% (2)	LIBOR (3)	Senior Floater
II-M-1	$32,638,000	Aa2/AA	6.75% (2)	LIBOR (3)	Mezzanine Floater
II-M-2	$32,254,000	A2/A	2.55% (2)	LIBOR (3)	Mezzanine Floater
Not Offered Hereby					
I-B (4)	$4,944,000	Baa2/BBB	0.35% (2)	LIBOR (3)	Subordinate Floater
II-B (4)	$16,895,000	Baa2/BBB	0.35% (2)	LIBOR (3)	Subordinate Floater

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination, provided to the Class I-A Notes by the Class I-M-1, Class I-M-2 and Class I-B Notes and to the Class II-A Notes by the Class II-M-1, Class II-M-2 and Class II-B Notes, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount for each loan group will equal 0.35% as of the Cut-Off Date.

(3) The Note Interest Rate for the Class I-A, Class II-A, Class I-M-1, Class II-M-1, Class I-M-2 and Class II-M-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the related mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A Notes and Class M Notes will increase to 2 times the original margin and 1.5 times the original margin, respectively.

(4) Initially, it is expected that the Class I-B and Class II-B Notes will be retained by the Underlying Servicer.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. The interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or monthly based on One-Month LIBOR to equal the related index plus a margin.

- Approximately 3% of the mortgage loans are subject to a 1% periodic cap.
- 100% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 year remaining term. None of the mortgage loans have penalties for full or partial prepayments.
- Approximately 78% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).
- The two states with the largest concentration are Florida (49%) and Georgia (47%).
- None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 are subject to the Georgia Fair Lending Act. None of the Mortgage Loans are High Cost Mortgage Loans.
- The non-zero weighted average FICO score is 729.
- The weighted average LTV is 77.78%. The weighted average CLTV including subordinate financing at the time of origination is 85.61%.
- All the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- 1-Month LIBOR ARM loans have a start rate which remains fixed for either the first 2, 3, 4, 5 or 6 months after their respective origination date.
- All of the Group I mortgage loans and approximately 55.64% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the attached Exhibit I.

1-Month LIBOR ARM – 5% per cap	2.3%	3.146%	2.771%	299	2.026%	[illegible]	5.000%	12.000%	1
6-Month LIBOR ARM – 5% per cap	19.4%	3.287%	2.912%	299	2.002%	1.627%	5.000%	12.000%	5
6-Month LIBOR ARM - 1% per cap	0.9%	3.607%	3.232%	299	2.108%	1.733%	1.000%	12.000%	5
Group I Total:	**22.6%**	**3.286%**	**2.911%**	**299**	**2.009%**	**1.634%**	**4.836%**	**12.000%**	**4**
1-Month LIBOR ARM – 5% per cap	8.7%	3.111%	2.736%	298	1.988%	1.613%	5.000%	12.000%	1
6-Month LIBOR ARM – 5% per cap	66.2%	3.241%	2.866%	297	2.045%	1.670%	5.000%	12.000%	3
6-Month LIBOR ARM - 1% per cap	2.5%	3.587%	3.212%	297	2.178%	1.803%	1.000%	12.000%	3
Group II Total:	**77.4%**	**3.238%**	**2.863%**	**297**	**2.043%**	**1.668%**	**4.870%**	**12.000%**	**3**
Totals:	**100%**	**3.249%**	**2.874%**	**297**	**2.035%**	**1.660%**	**4.862%**	**12.000%**	**3**

SUMMARY OF TERMS:

Depositor:	Structured Asset Mortgage Investments II Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor and Bear, Stearns & Co. Inc.)
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Originator:	HMB Acceptance Corp.
Underlying Servicer:	HomeBanc Corp.
Underwriters:	Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc.
Indenture Trustee:	US Bank National Association
Custodian:	JPMorgan Chase Bank
Rating Agency:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investor Service.
Cut-off Date:	July 1, 2004.
Settlement Date:	On or about July 30, 2004.
Payment Date:	25th day of each month (or the next business day), commencing in August 2004.
Optional Clean-Up Call:	The holder of the Equity Certificate, or, if there is no single holder, the majority holder may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that HMB Acceptance Corp. will retain the Equity Certificate.
Registration:	The Class I-A, Class II-A, Class I-M-1, Class II-M-1, Class I-M-2, Class II-M-2, Class I-B and Class II-B Notes will be available in book-entry form through DTC.
Denominations:	The Class I-A, Class II-A, Class I-M-1, Class II-M-1, Class I-M-2, Class II-M-2, Class I-B and Class II-B Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	Owner Trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.
Owner Trustee:	Wilmington Trust Company.

SMMEA Eligibility: The Class I-A, Class II-A, Class I-M-1 and the Class II-M-1 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Underlying Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Underlying Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate of 37.5 basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the accrual period, and any interest due on a prior Payment Date that was not paid.

The "accrual period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The trustee will calculate interest on the Notes on a 30/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- Group I Subordination: Initially, 10.65% for the Class I-A Notes, 6.40% for the Class I-M-1 Notes, 2.20% for the Class I-M-2 Notes and 0.00% for the Class I-B Notes.
- Group II Subordination: Initially, 10.65% for the Class II-A Notes, 6.40% for the Class II-M-1 Notes, 2.20% for the Class II-M-2 Notes and 0.00% for the Class II-B Notes
- Overcollateralization ("OC") for each loan group
  - **Initial (% Orig.)** 0.35%
  - **OC Target (% Orig.)** 0.35%
  - **Stepdown (% Current)** None
  - **OC Floor (% Orig.)** 0.35%
- Excess spread, which will initially be equal to approximately [xxx] bps per annum (before losses) and [xxx] bps per annum for loan group I and loan group II, respectively, as of the Cut-off Date, is expected to be available to cover losses and to maintain the OC Target for each loan group.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan in the related loan group.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan in the related loan group.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.

Basis Risk Carryforward Amount: For any Payment Date on which the Note Interest Rate for a Class of Notes is calculated based on the Net Rate Cap, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x) 1-month LIBOR plus the related margin and (y) 11.50% over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the related Net Rate Cap for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Principal Distribution Amount: With respect to any Payment Date and any loan group, the related Basic Principal Distribution Amount plus the related Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date and any loan group, the lesser of (a) the excess of (i) the related available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such Payment Date and (b) the related Principal Funds for such Payment Date.

Extra Principal Distribution Amount: With respect to any Payment Date and any loan group, the lesser of (x) the related Net Monthly Excess Cashflow for such Payment Date and (y) the related Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date and for any loan group, the excess of (x) the related available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest for the related Notes and the related Principal Funds.

Priority of Payments:

Group 1 Available Funds:

On each Payment Date, distributions on the Group I Notes, to the extent of Group I Available Funds, will be made according to the following priority:

Interest Distributions:

1) Interest will be distributed to the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, sequentially, in the following order, to the extent of the related Accrued Note Interest for such class for such Payment Date;

Principal Distributions:

Principal will be distributed to the extent of related Principal Funds and the related Extra Principal Distribution Amount to the holders of Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, pro rata.

Group I Net Monthly Excess Cashflow:

1) To the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, pro rata, in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
2) to the holders of the Group II Notes in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
3) to the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution Amount;
4) to the holders of the Group II Notes, any Crossable Losses (as provided in section "Cross-Collateralization" below and further in the prospectus supplement) payable to such holders as part of the related Principal Distribution Amount;
5) sequentially, in the following order, to the holders of the Class I-M-1, Class I-M-2 and Class I-B Notes in amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially, in the following order, to the holders of the Class II-M-1, Class II-M-2 and Class II-B Notes in an amount equal to the Allocated Realized Loss Amount for such Notes;
7) sequentially, in the following order, to the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes any related Basis Risk Carryforward Amount for such Notes on such payment date; and
8) to the holders of the Equity Certificates as provided in the Indenture and the Trust Agreement.

Group II Available Funds:

On each Payment Date, distributions on the Group II Notes, to the extent of group II available funds, will be made according to the following priority:

Interest Distributions:

1) Interest will be distributed to the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, sequentially, in the following order, to the extent of the related Accrued Note Interest for such class for such Payment Date;

Principal Distributions:

Principal will be distributed to the extent of related Principal Funds and the related Extra Principal Distribution Amount to the holders of Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, pro rata.

Group II Net Monthly Excess Cashflow:

1) To the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, pro rata, in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
2) to the holders of the Group I Notes in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
3) to the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution Amount;
4) to the holders of the Group I Notes any Crossable Losses (as described in section "Cross-Collateralization" below and in the prospectus supplement) as part of the related Principal Distribution Amount;
5) sequentially, in the following order, to the holders of the Class II-M-1, Class II-M-2 and Class II-B Notes in amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially, in the following order, to the holders of the Class I-M-1, Class I-M-2 and Class I-B Notes in amount equal to the Allocated Realized Loss Amount for such Notes;
7) sequentially, in the following order, to the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes any related Basis Risk Carryforward Amount for such Notes on such payment date;
8) to the holders of the Equity Certificates as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date and each loan group, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to each loan group, 0.35% of the Cut-Off Date unpaid principal balance.

Overcollateralization Amount: For any Payment Date and each loan group, the amount, if any, by which (i) the aggregate Stated Principal Balance of the related mortgage loans exceeds (ii) the sum of the Note Principal Balance of the related Notes.

Undercollateralization Amount: With respect to each loan group and any payment date, an amount equal to the excess, if any, of (i) the aggregate Note Principal Balance of the related Notes immediately prior to that payment date, over (ii) the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related due period.

Crossable Losses: With respect to each loan group and any payment date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related due period, to the extent unreimbursed by the related Net Monthly Excess Cashflow on that payment date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non related Net Monthly Excess Cashflow on prior payment dates.

Cross-Collateralization: Available amounts from the Net Monthly Excess Cashflow for each loan group will provide cross-collateralization among the loan groups to cover Undercollateralization in the non-related loan group and Crossable Losses.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the related Net Monthly Excess Cashflow; second, to the non-related Net Monthly Excess Cashflow; third, in reduction of the Overcollateralization Amount for related and non-related loan groups, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related notes in reverse numerical order except in certain circumstances as more fully described in the prospectus supplement. The Indenture does not permit the allocation of Realized Losses to the Class I-A or Class II-A Notes.

Once Realized Losses have been allocated to the Class B and Class M Notes, such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class I-M-1, Class II-M-1, Class I-M-2, Class II-M-2, Class I-B or Class II-B Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Servicing Trigger: A "Servicing Trigger Event" will be deemed to have occurred when either (1) 60+ day delinquencies (including loans in foreclosure and REO) exceed 5.50% or (2) Realized Losses exceed 0.50% of the Cut-Off Date principal balance of the mortgage loans. Upon a Servicing Trigger Event, HomeBanc Corp. will be required to transfer the servicing of all loans that are presently 60+ days delinquent, and all loans that become 60+ days delinquent going forward, to a rating agency approved special servicer within 60 days of a Servicing Trigger Event. It is expected that EMC Mortgage Corporation will initially be the Special Servicer.

Available Funds Cap Schedule

Note: Assumes all indices go to 20% APR after the first period and prepayment speed of 20% CPR

	Class I-A Effective Coupon	Class I-M-1 Effective Coupon	Class I-M-2 Effective Coupon	Class II-A Effective Coupon	Class II-M-1 Effective Coupon	Class II-M-2 Effective Coupon
25-Aug-04	1.78	2.05	2.60	1.80	2.05	2.60
25-Sep-04	3.42	3.41	3.41	3.72	3.70	3.70
25-Oct-04	3.82	3.81	3.81	5.41	5.39	5.39
25-Nov-04	3.86	3.84	3.84	6.88	6.85	6.85
25-Dec-04	6.00	5.97	5.97	7.53	7.49	7.49
25-Jan-05	8.10	8.06	8.06	8.15	8.12	8.12
25-Feb-05	8.18	8.14	8.14	8.20	8.17	8.17
25-Mar-05	8.19	8.16	8.16	8.42	8.39	8.39
25-Apr-05	8.20	8.16	8.16	9.37	9.33	9.33
25-May-05	8.20	8.16	8.16	10.49	10.45	10.45
25-Jun-05	9.83	9.78	9.78	10.98	10.93	10.93
25-Jul-05	11.36	11.31	11.31	11.44	11.38	11.38
25-Aug-05	11.42	11.36	11.36	11.47	11.42	11.42
25-Sep-05	11.42	11.36	11.36	11.48	11.42	11.42
25-Oct-05	11.42	11.36	11.36	11.49	11.43	11.43
25-Nov-05	11.42	11.36	11.36	11.50	11.44	11.44
25-Dec-05	11.44	11.38	11.38	11.50	11.45	11.45
25-Jan-06	11.47	11.40	11.40	11.50	11.45	11.45
25-Feb-06	11.47	11.40	11.40	11.50	11.45	11.45
25-Mar-06	11.47	11.40	11.40	11.50	11.45	11.45
25-Apr-06	11.47	11.40	11.40	11.50	11.46	11.46
25-May-06	11.47	11.40	11.40	11.50	11.47	11.47
25-Jun-06	11.49	11.42	11.42	11.50	11.48	11.48
25-Jul-06	11.50	11.45	11.45	11.50	11.48	11.48
25-Aug-06	11.50	11.45	11.45	11.50	11.48	11.48
25-Sep-06	11.50	11.45	11.45	11.50	11.49	11.49
25-Oct-06	11.50	11.45	11.45	11.50	11.50	11.50
25-Nov-06	11.50	11.45	11.45	11.50	11.50	11.50
25-Dec-06	11.50	11.46	11.46	11.50	11.50	11.50
25-Jan-07	11.50	11.49	11.49	11.50	11.50	11.50
25-Feb-07	11.50	11.49	11.49	11.50	11.50	11.50
25-Mar-07	11.50	11.49	11.49	11.50	11.50	11.50
25-Apr-07	11.50	11.49	11.49	11.50	11.50	11.50
25-May-07	11.50	11.49	11.49	11.50	11.50	11.50

	Class I-A	Class I-M-1	Class I-M-2	Class II-A	Class II-M-1	Class II-M-2
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-10	11.50	11.50	11.50	11.50	11.50	11.50
25-May-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-10	11.50	11.50	11.50	11.50	11.50	11.50

	Class I-A	Class I-M-1	Class I-M-2	Class II-A	Class II-M-1	Class II-M-2
25-Sep-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-11	11.50	11.50	11.50	11.50	11.50	11.50
25-May-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-11	11.50	11.50	11.50	11.50	11.50	11.50

Yield Tables

Class I-A to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
	1.80	1.82	1.83	1.84	1.84	1.84	1.84	1.85
Avg Life (yr)	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class I-A to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	1.79	1.79	1.79	1.79	1.79	1.79	1.79	1.79
Avg Life (yr)	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

BEST AVAILABLE COPY

Class I-M-1 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.07	2.08	2.09	2.10	2.11	2.11	2.11	2.11
Avg Life (yr)	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class I-M-1 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.06	2.06	2.06	2.06	2.06	2.06	2.06	2.06
Avg Life (yr)	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class I-M-2 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.64	2.66	2.68	2.70	2.70	2.71	2.71	2.71
Avg Life (yr)	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class I-M-2 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.61	2.61	2.61	2.61	2.61	2.61	2.61	2.61
Avg Life (yr)	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class II-A to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	1.82	1.84	1.85	1.86	1.87	1.87	1.87	1.87
Avg Life (yr)	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class II-A to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	1.81	1.81	1.81	1.81	1.81	1.81	1.81	1.81
Avg Life (yr)	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class II-M-1 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.07	2.08	2.09	2.10	2.11	2.11	2.11	2.11
Avg Life (yr)	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class II-M-1 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.06	2.06	2.06	2.06	2.06	2.06	2.06	2.06
Avg Life (yr)	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class II-M-2 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.64	2.66	2.68	2.70	2.70	2.71	2.71	2.71
Avg Life (yr)	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class II-M-2 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.61	2.61	2.61	2.61	2.61	2.61	2.61	2.61
Avg Life (yr)	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Exhibit I

HomeBanc Mortgage Trust, Series 2004-1
Preliminary Collateral Information As of July 1, 2004

BEST AVAILABLE COPY

TOTAL CURRENT BALANCE:	992,673,226					
TOTAL ORIGINAL BALANCE:	999,142,391					
NUMBER OF LOANS:	4,450					
	Group 1	MIN	MAX	Group 2	MIN	MAX
AVG CURRENT BALANCE:	182,700	75,000	408,000	238,495	10,404	2,355,000
AVG ORIGINAL AMOUNT:	183,176	75,000	408,000	240,322	62,000	2,355,000
WAVG GROSS COUPON:	3.286%	2.500%	4.125%	3.238%	2.500%	4.250%
WAVG GROSS MARGIN:	2.009%	1.375%	2.500%	2.043%	1.375%	2.750%
WAVG MAX INT RATE:	12.000%	12.000%	12.000%	12.000%	12.000%	12.000%
WAVG PERIODIC RATE CAP:	4.836%	1.000%	5.000%	4.870%	1.000%	5.000%
WAVG ORIGINAL LTV:	77.86%	18.04%	95.00%	77.76%	20.69%	95.00%
WAVG ORIGINAL CLTV:	88.22%	22.37%	100.19%	84.85%	20.69%	100.35%
WAVG FICO SCORE:	730	0	822	729	0	826
WAVG ORIGINAL TERM:	300 months	300	300	300 month	300	300
WAVG REMAINING TERM:	299 months	292	300	297 month	294	300
WAVG SEASONING:	1 months	0 months	8 months	3 months	0 months	6 months
WAVG RATE ADJ FREQ:	5 months	1 months	6 months	5 months	1 months	6 months
TOP STATE:	53.95% Georgia			51.15%	Florida	
MAXIMUM 3 ZIP CODES:	30127	1.80%	Powder Springs, GA	30097	1.72%	Duluth, GA
	30075	1.78%	Roswell, GA	30004	1.56%	Alpharetta, GA
	30043	1.45%	Lawrenceville, GA	30305	1.38%	Atlanta, GA
FIRST PAY DATE:		12/1/2003	8/1/2004		2/1/2004	8/1/2004
RATE CHANG DATE:		8/1/2004	1/1/2005		8/1/2004	1/1/2005
MATURE DATE:		11/1/2028	7/1/2029		1/1/2029	7/1/2029

CURRENT BALANCE	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
0 - 50,000	0.02 %	0.03 %
50,001 - 100,000	4.98	4.39
100,001 - 150,000	21.04	14.41
150,001 - 200,000	20.12	13.02
200,001 - 250,000	24.05	10.60
250,001 - 300,000	18.32	9.04
300,001 - 350,000	11.30	6.92
350,001 - 400,000	0.00	8.15
400,001 - 450,000	0.18	5.85
450,001 - 500,000	0.00	5.31
500,001 - 550,000	0.00	3.08
550,001 - 600,000	0.00	3.30
600,001 - 650,000	0.00	2.39
650,001 - 700,000	0.00	1.50
700,001 - 750,000	0.00	1.13
750,001 - 800,000	0.00	1.42
800,001 - 850,000	0.00	0.86
850,001 - 900,000	0.00	1.26
900,001 - 950,000	0.00	0.73
950,001 - 1,000,000	0.00	2.84
1,000,001 - 1,100,000	0.00	0.41
1,100,001 - 1,200,000	0.00	0.29
1,200,001 - 1,300,000	0.00	0.50
1,300,001 - 1,400,000	0.00	0.53
1,400,001 - 1,500,000	0.00	0.58
1,500,000 +	0.00	1.45
Total	100.00 %	100.00 %

GROSS COUPON	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
2.500 - 2.749	0.52 %	1.07 %
2.750 - 2.999	5.84	11.22
3.000 - 3.249	23.14	24.24
3.250 - 3.499	46.46	46.78
3.500 - 3.749	19.97	14.36
3.750 - 3.999	3.73	1.98
4.000 - 4.249	0.34	0.31
4.250 - 4.499	0.00	0.03
Total	100.00 %	100.00 %

GROSS MARGIN:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
1.375	0.39	%	0.38	%
1.500	0.48		1.41	
1.625	3.50		3.34	
1.675	0.00		0.02	
1.750	14.39		13.46	
1.875	21.61		14.44	
2.000	13.87		10.63	
2.125	21.20		22.10	
2.215	0.06		0.00	
2.250	23.13		32.35	
2.375	1.00		1.18	
2.500	0.38		0.62	
2.750	0.00		0.08	
Total	100.00	%	100.00	%

MAX INT RATE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
12.000	100.00	%	100.00	%
Total	100.00	%	100.00	%

PERIODIC RATE CAP:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
1.000	4.09	%	3.26	%
5.000	95.91		96.74	
Total	100.00	%	100.00	%

ORIGINAL TERM:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
300	100.00	%	100.00	%
Total	100.00	%	100.00	%

REMAINING TERM:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
292	0.04	%	0.00	%
294	0.00		0.03	
295	0.46		6.57	
296	0.00		28.14	
297	0.09		33.43	
298	47.63		14.60	
299	49.39		16.12	
300	2.39		1.12	
Total	100.00	%	100.00	%

SEASONING:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
0	2.39	%	1.12	%
1	49.39		16.12	
2	47.63		14.60	
3	0.09		33.43	
4	0.00		28.14	
5	0.46		6.57	
6	0.00		0.03	
8	0.04		0.00	
Total	100.00	%	100.00	%

RATE ADJ FREQ:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
1-Month*	10.25	%	11.19	%
6-Month	89.75		88.81	
Total	100.00	%	100.00	%

* Floater period begins either 2, 3, 4, 5 or 6 months after origination date

NEXT RATE CHANGE DATE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
8/1/2004	9.93	%	17.23	%
9/1/2004	0.78		25.87	
10/1/2004	0.09		30.08	
11/1/2004	43.98		13.11	
12/1/2004	43.60		12.74	
1/1/2005	1.61		0.97	
Total	100.00	%	100.00	%

ORIGINAL LTV:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
0.00 - 30.00	0.35	%	0.15	%
30.01 - 35.00	0.22		0.08	
35.01 - 40.00	0.54		0.42	
40.01 - 45.00	0.30		0.37	
45.01 - 50.00	0.95		1.17	
50.01 - 55.00	0.62		1.32	
55.01 - 60.00	0.96		1.20	
60.01 - 65.00	2.02		3.05	
65.01 - 70.00	3.47		4.72	
70.01 - 75.00	4.25		8.37	
75.01 - 80.00	82.68		70.45	
80.01 - 85.00	0.17		0.65	
85.01 - 90.00	2.25		3.77	
90.01 - 95.00	1.22		4.28	
Total	100.00	%	100.00	%

ORIGINAL CLTV	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
20.01 - 25.00	0.11 %	0.06 %
25.01 - 30.00	0.24	0.02
30.01 - 35.00	0.22	0.06
35.01 - 40.00	0.50	0.44
40.01 - 45.00	0.17	0.32
45.01 - 50.00	0.77	1.01
50.01 - 55.00	0.64	1.24
55.01 - 60.00	0.72	1.06
60.01 - 65.00	1.92	2.21
65.01 - 70.00	3.31	4.05
70.01 - 75.00	3.85	6.20
75.01 - 80.00	22.34	29.92
80.01 - 85.00	1.72	1.86
85.01 - 90.00	16.44	21.04
90.01 - 95.00	9.24	9.95
95.01 - 100.00	37.71	20.52
100.01 - 105.00	0.10	0.03
Total	100.00 %	100.00 %

FICO SCORE	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
Unavailable	0.18 %	0.54 %
1 - 619	0.09	0.04
620 - 639	0.00	0.02
640 - 659	2.64	4.27
660 - 679	11.55	9.88
680 - 699	12.70	10.87
700 - 719	15.13	16.67
720 - 739	14.09	15.52
740 - 759	14.27	16.19
760 - 779	15.42	15.37
780 - 799	11.06	8.93
800 - 819	2.83	1.67
820 - 839	0.04	0.02
Total	100.00 %	100.00 %

DOCUMENTATION:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Full/Alt Documentation*	80.48	%	77.81	%
Stated Income/Stated Asset	0.00		0.06	
Stated Income/ Full Asset	19.52		22.13	
Total	100.00	%	100.00	%

* Full/Alt Documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and/or Freddie Mac.

OCCUPANCY:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Investor	4.22	%	15.77	%
Owner Occupied	87.54		75.41	
Second Home	8.24		8.81	
Total	100.00	%	100.00	%

PROPERTY TYPE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
2-4 Family	1.30	%	2.12	%
Condominium	11.07		11.83	
PUD	52.76		43.63	
Single Family	34.22		41.76	
Townhouse	0.65		0.64	
Total	100.00	%	100.00	%

PURPOSE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Cash Out Refinance	14.29	%	14.68	%
Purchase	72.45		68.89	
Rate/Term Refinance	13.26		16.43	
Construction	0.00		0.13	
Total	100.00	%	100.00	%

STATES	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Alabama	0.27	%	0.29	%
Colorado	0.11		0.06	
Florida	40.45		51.15	
Georgia	53.95		44.35	
Mississippi	0.00		0.03	
North Carolina	4.57		3.50	
South Carolina	0.60		0.57	
Tennessee	0.05		0.05	
Total	100.00	%	100.00	%

HOMEBANC

New Issue Computational Materials

$967,359,000 (approximate)

HomeBanc Mortgage Trust, Series 2004-1

Structured Asset Mortgage Investments II Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

EMC Mortgage Corporation
Special Servicer*

Bear, Stearns & Co. Inc.
J.P. Morgan Securities Inc.
Underwriters

All Statistical Information is based upon information as of July 1, 2004.
*Upon meeting a Servicing Trigger Event

July 26, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. ARM Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

BEST AVAILABLE COPY

$967,359,000(approx.)

HomeBanc Mortgage Trust, Series 2004-1

Notes are priced to the Optional Clean-Up Call of 20%

Class	Note Size (1)	Ratings Moody's/S&P	CE Levels (1)	Base Rate Index	Note Type
Group I Offered Notes					
I-A	$200,000,000	Aaa/AAA	11.00% (2)	LIBOR (3)	Senior Floater
I-M-1	$9,551,000	Aa2/AA	6.75% (2)	LIBOR (3)	Mezzanine Floater
I-M-2	$9,439,000	A2/A	2.55% (2)	LIBOR (3)	Mezzanine Floater
Group II Offered Notes					
II-A	$683,477,000	Aaa/AAA	11.00% (2)	LIBOR (3)	Senior Floater
II-M-1	$32,638,000	Aa2/AA	6.75% (2)	LIBOR (3)	Mezzanine Floater
II-M-2	$32,254,000	A2/A	2.55% (2)	LIBOR (3)	Mezzanine Floater
Not Offered Hereby					
I-B (4)	$4,944,000	Baa2/BBB	0.35% (2)	LIBOR (3)	Subordinate Floater
II-B (4)	$16,895,000	Baa2/BBB	0.35% (2)	LIBOR (3)	Subordinate Floater

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination, provided to the Class I-A Notes by the Class I-M-1, Class I-M-2 and Class I-B Notes and to the Class II-A Notes by the Class II-M-1, Class II-M-2 and Class II-B Notes, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount for each loan group will equal 0.35% as of the Cut-Off Date.

(3) The Note Interest Rate for the Class I-A, Class II-A, Class I-M-1, Class II-M-1, Class I-M-2 and Class II-M-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the related mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A Notes and Class M Notes will increase to 2 times the original margin and 1.5 times the original margin, respectively.

(4) Initially, it is expected that the Class I-B and Class II-B Notes will be retained by the Underlying Servicer.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. The interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or monthly based on One-Month LIBOR to equal the related index plus a margin.

- ➢ Approximately 3% of the mortgage loans are subject to a 1% periodic cap.
- ➢ 100% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 year remaining term. None of the mortgage loans have penalties for full or partial prepayments.
- ➢ Approximately 78% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).
- ➢ The two states with the largest concentration are Florida (49%) and Georgia (47%).
- ➢ None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 are subject to the Georgia Fair Lending Act. None of the Mortgage Loans are High Cost Mortgage Loans.
- ➢ The non-zero weighted average FICO score is 729.
- ➢ The weighted average LTV is 77.78%. The weighted average CLTV including subordinate financing at the time of origination is 85.61%.
- ➢ All the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- ➢ 1-Month LIBOR ARM loans have a start rate which remains fixed for either the first 2, 3, 4, 5 or 6 months after their respective origination date.
- ➢ All of the Group I mortgage loans and approximately 55.64% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the attached Exhibit I.

1-Month LIBOR ARM – 5% per cap	2.3%	[illegible]	[illegible]	299	[illegible]	1.651%	5.000%	12.000%	[illegible]
6-Month LIBOR ARM – 5% per cap	19.4%	3.287%	2.912%	299	2.002%	1.627%	5.000%	12.000%	5
6-Month LIBOR ARM – 1% per cap	0.9%	3.607%	3.232%	299	2.108%	1.733%	1.000%	12.000%	[illegible]
Group I Total:	**22.6%**	**3.286%**	**2.911%**	**299**	**2.009%**	**1.634%**	**4.836%**	**12.000%**	[illegible]
1-Month LIBOR ARM – 5% per cap	8.7%	3.111%	2.736%	298	1.988%	1.613%	5.000%	12.000%	[illegible]
6-Month LIBOR ARM – 5% per cap	66.2%	3.241%	2.866%	297	2.045%	1.670%	5.000%	12.000%	[illegible]
6-Month LIBOR ARM – 1% per cap	2.5%	3.587%	3.212%	297	2.178%	1.803%	1.000%	12.000%	[illegible]
Group II Total:	**77.4%**	**3.238%**	**2.863%**	**297**	**2.043%**	**1.668%**	**4.870%**	**12.000%**	[illegible]
Totals:	**100%**	**3.249%**	**2.874%**	**297**	**2.035%**	**1.660%**	**4.862%**	**12.000%**	[illegible]

SUMMARY OF TERMS:

Depositor:	Structured Asset Mortgage Investments II Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor and Bear, Stearns & Co. Inc.)
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Originator:	HMB Acceptance Corp.
Underlying Servicer:	HomeBanc Corp.
Underwriters:	Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc.
Indenture Trustee:	US Bank National Association
Custodian:	JPMorgan Chase Bank
Rating Agency:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investor Service.
Cut-off Date:	July 1, 2004.
Settlement Date:	On or about July 30, 2004.
Payment Date:	25th day of each month (or the next business day), commencing in August 2004.
Optional Clean-Up Call:	The holder of the Equity Certificate, or, if there is no single holder, the majority holder may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that HMB Acceptance Corp. will retain the Equity Certificate.
Registration:	The Class I-A, Class II-A, Class I-M-1, Class II-M-1, Class I-M-2, Class II-M-2, Class I-B and Class II-B Notes will be available in book-entry form through DTC.
Denominations:	The Class I-A, Class II-A, Class I-M-1, Class II-M-1, Class I-M-2, Class II-M-2, Class I-B and Class II-B Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	Owner Trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.
Owner Trustee:	Wilmington Trust Company.

SMMEA Eligibility: The Class I-A, Class II-A, Class I-M-1 and the Class II-M-1 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Underlying Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Underlying Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate of 37.5 basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the accrual period, and any interest due on a prior Payment Date that was not paid.

The "accrual period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The trustee will calculate interest on the Notes on a 30/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- Group I Subordination: Initially, 10.65% for the Class I-A Notes, 6.40% for the Class I-M-1 Notes, 2.20% for the Class I-M-2 Notes and 0.00% for the Class I-B Notes.
- Group II Subordination: Initially, 10.65% for the Class II-A Notes, 6.40% for the Class II-M-1 Notes, 2.20% for the Class II-M-2 Notes and 0.00% for the Class II-B Notes.
- Overcollateralization ("OC") for each loan group:

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately [xxx] bps per annum (before losses) and [xxx] bps per annum for loan group I and loan group II, respectively, as of the Cut-off Date, is expected to be available to cover losses and to maintain the OC Target for each loan group.

Interest Funds:	With respect to any Payment Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan in the related loan group.
Principal Funds:	With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan in the related loan group.
Accrued Note Interest:	For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof, immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.
Basis Risk Carryforward Amount:	For any Payment Date on which the Note Interest Rate for a Class of Notes is calculated based on the Net Rate Cap, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x) 1-month LIBOR plus the related margin and (y) 11.50% over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the related Net Rate Cap for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.
Principal Distribution Amount:	With respect to any Payment Date and any loan group, the related Basic Principal Distribution Amount plus the related Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Payment Date and any loan group, the lesser of (a) the excess of (i) the related available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such Payment Date and (b) the related Principal Funds for such Payment Date.
Extra Principal Distribution Amount:	With respect to any Payment Date and any loan group, the lesser of (x) the related Net Monthly Excess Cashflow for such Payment Date and (y) the related Overcollateralization Deficiency Amount for such Payment Date.
Net Monthly Excess Cashflow:	For any Payment Date and for any loan group, the excess of (x) the related available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest for the related Notes and the related Principal Funds.
Priority of Payments:	**Group I Available Funds:** On each Payment Date, distributions on the Group I Notes, to the extent of Group I Available Funds, will be made according to the following priority: **Interest Distributions:** 1) Interest will be distributed to the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, sequentially, in the following order, to the extent of the related Accrued Note Interest for such class for such Payment Date;

Principal Distributions:
Principal will be distributed to the extent of related Principal Funds and the related Extra Principal Distribution Amount to the holders of Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, pro rata.

Group I Net Monthly Excess Cashflow:

1) To the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, pro rata, in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
2) to the holders of the Group II Notes in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
3) to the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution Amount;
4) to the holders of the Group II Notes, any Crossable Losses (as provided in section "Cross-Collateralization" below and further in the prospectus supplement) payable to such holders as part of the related Principal Distribution Amount;
5) sequentially, in the following order, to the holders of the Class I-M-1, Class I-M-2 and Class I-B Notes in amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially, in the following order, to the holders of the Class II-M-1, Class II-M-2 and Class II-B Notes in an amount equal to the Allocated Realized Loss Amount for such Notes;
7) sequentially, in the following order, to the holders of the Class I-A, Class I-M-1, Class I-M-2 and Class I-B Notes any related Basis Risk Carryforward Amount, for such Notes on such payment date; and
8) to the holders of the Equity Certificates as provided in the Indenture and the Trust Agreement.

Group II Available Funds:
On each Payment Date, distributions on the Group II Notes, to the extent of group II available funds, will be made according to the following priority:

Interest Distributions:

1) Interest will be distributed to the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, sequentially, in the following order, to the extent of the related Accrued Note Interest for such class for such Payment Date;

Principal Distributions:
Principal will be distributed to the extent of related Principal Funds and the related Extra Principal Distribution Amount to the holders of Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, pro rata.

Group II Net Monthly Excess Cashflow:

1) To the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, pro rata, in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
2) to the holders of the Group I Notes in an amount equal to any related Undercollateralization Amount, payable to such holders as part of related Principal Distribution Amount;
3) to the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes, pro rata, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the related Principal Distribution Amount;
4) to the holders of the Group I Notes any Crossable Losses (as described in section "Cross-Collateralization" below and in the prospectus supplement) as part of the related Principal Distribution Amount;
5) sequentially, in the following order, to the holders of the Class II-M-1, Class II-M-2 and Class II-B Notes in amount equal to the Allocated Realized Loss Amount for such Notes;
6) sequentially, in the following order, to the holders of the Class I-M-1, Class I-M-2 and Class I-B Notes in amount equal to the Allocated Realized Loss Amount for such Notes;
7) sequentially, in the following order, to the holders of the Class II-A, Class II-M-1, Class II-M-2 and Class II-B Notes any related Basis Risk Carryforward Amount for such Notes on such payment date;
8) to the holders of the Equity Certificates as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date and each loan group, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to each loan group, 0.35% of the Cut-Off Date unpaid principal balance.

Overcollateralization Amount: For any Payment Date and each loan group, the amount, if any, by which (i) the aggregate Stated Principal Balance of the related mortgage loans exceeds (ii) the sum of the Note Principal Balance of the related Notes.

Undercollateralization Amount: With respect to each loan group and any payment date, an amount equal to the excess, if any, of (i) the aggregate Note Principal Balance of the related Notes immediately prior to that payment date, over (ii) the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related due period.

Crossable Losses: With respect to each loan group and any payment date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related due period, to the extent unreimbursed by the related Net Monthly Excess Cashflow on that payment date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non related Net Monthly Excess Cashflow on prior payment dates.

Cross-Collateralization: Available amounts from the Net Monthly Excess Cashflow for each loan group will provide cross-collateralization among the loan groups to cover Undercollateralization in the non-related loan group and Crossable Losses.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the related Net Monthly Excess Cashflow; second, to the non-related Net Monthly Excess Cashflow; third, in reduction of the Overcollateralization Amount for related and non-related loan groups, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related notes in reverse numerical order except in certain circumstances as more fully described in the prospectus supplement. The Indenture does not permit the allocation of Realized Losses to the Class I-A or Class II-A Notes.

Once Realized Losses have been allocated to the Class B and Class M Notes, such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class I-M-1, Class II-M-1, Class I-M-2, Class II-M-2, Class I-B or Class II-B Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Servicing Trigger: A "Servicing Trigger Event" will be deemed to have occurred when either (1) 60+ day delinquencies (including loans in foreclosure and REO) exceed 5.50% or (2) Realized Losses exceed 0.50% of the Cut-Off Date principal balance of the mortgage loans. Upon a Servicing Trigger Event, HomeBanc Corp. will be required to transfer the servicing of all loans that are presently 60+ days delinquent, and all loans that become 60+ days delinquent going forward, to a rating agency-approved special servicer within 60 days of a Servicing Trigger Event. It is expected that EMC Mortgage Corporation will initially be the Special Servicer.

Available Funds Cap Schedule

Note: Assumes all indices go to 20% APR after the first period and prepayment speed of 20% CPR

	Class I-A Effective Coupon	Class I-M-1 Effective Coupon	Class I-M-2 Effective Coupon	Class II-A Effective Coupon	Class II-M-1 Effective Coupon	Class II-M-2 Effective Coupon
25-Aug-04	1.78	2.05	2.60	1.80	2.05	2.60
25-Sep-04	3.42	3.41	3.41	3.72	3.70	3.70
25-Oct-04	3.82	3.81	3.81	5.41	5.39	5.39
25-Nov-04	3.86	3.84	3.84	6.88	6.85	6.85
25-Dec-04	6.00	5.97	5.97	7.53	7.49	7.49
25-Jan-05	8.10	8.06	8.06	8.15	8.12	8.12
25-Feb-05	8.18	8.14	8.14	8.20	8.17	8.17
25-Mar-05	8.19	8.16	8.16	8.42	8.39	8.39
25-Apr-05	8.20	8.16	8.16	9.37	9.33	9.33
25-May-05	8.20	8.16	8.16	10.49	10.45	10.45
25-Jun-05	9.83	9.78	9.78	10.98	10.93	10.93
25-Jul-05	11.36	11.31	11.31	11.44	11.38	11.38
25-Aug-05	11.42	11.36	11.36	11.47	11.42	11.42
25-Sep-05	11.42	11.36	11.36	11.48	11.42	11.42
25-Oct-05	11.42	11.36	11.36	11.49	11.43	11.43
25-Nov-05	11.42	11.36	11.36	11.50	11.44	11.44
25-Dec-05	11.44	11.38	11.38	11.50	11.45	11.45
25-Jan-06	11.47	11.40	11.40	11.50	11.45	11.45
25-Feb-06	11.47	11.40	11.40	11.50	11.45	11.45
25-Mar-06	11.47	11.40	11.40	11.50	11.45	11.45
25-Apr-06	11.47	11.40	11.40	11.50	11.46	11.46
25-May-06	11.47	11.40	11.40	11.50	11.47	11.47
25-Jun-06	11.49	11.42	11.42	11.50	11.48	11.48
25-Jul-06	11.50	11.45	11.45	11.50	11.48	11.48
25-Aug-06	11.50	11.45	11.45	11.50	11.48	11.48
25-Sep-06	11.50	11.45	11.45	11.50	11.49	11.49
25-Oct-06	11.50	11.45	11.45	11.50	11.50	11.50
25-Nov-06	11.50	11.45	11.45	11.50	11.50	11.50
25-Dec-06	11.50	11.46	11.46	11.50	11.50	11.50
25-Jan-07	11.50	11.49	11.49	11.50	11.50	11.50
25-Feb-07	11.50	11.49	11.49	11.50	11.50	11.50
25-Mar-07	11.50	11.49	11.49	11.50	11.50	11.50
25-Apr-07	11.50	11.49	11.49	11.50	11.50	11.50
25-May-07	11.50	11.49	11.49	11.50	11.50	11.50

	Class I-A	Class I-M-1	Class I-M-2	Class II-A	Class II-M-1	Class II-M-2
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-10	11.50	11.50	11.50	11.50	11.50	11.50
25-May-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-10	11.50	11.50	11.50	11.50	11.50	11.50

	Class I-A	Class I-M-1	Class I-M-2	Class II-A	Class II-M-1	Class II-M-2
25-Sep-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-11	11.50	11.50	11.50	11.50	11.50	11.50
25-May-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-11	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-11	11.50	11.50	11.50	11.50	11.50	11.50

Yield Tables

Class I-A to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
[illegible]	1.80	1.82	1.83	1.84	1.84	1.84	1.84	1.85
Avg Life (yr)	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class I-A to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	1.79	1.79	1.79	1.79	1.79	1.79	1.79	1.79
Avg Life (yr)	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class I-M-1 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.07	2.08	2.09	2.10	2.11	2.11	2.11	2.11
Avg Life (yr)	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class I-M-1 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.06	2.06	2.06	2.06	2.06	2.06	2.06	2.06
Avg Life (yr)	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class I-M-2 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.64	2.66	2.68	2.70	2.70	2.71	2.71	2.71
Avg Life (yr)	11.54	7.88	5.69	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	4/25/2029	12/25/2028	9/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class I-M-2 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.61	2.61	2.61	2.61	2.61	2.61	2.61	2.61
Avg Life (yr)	10.94	7.06	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class II-A to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	1.82	1.84	1.85	1.86	1.87	1.87	1.87	1.87
Avg Life (yr)	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class II-A to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	1.81	1.81	1.81	1.81	1.81	1.81	1.81	1.81
Avg Life (yr)	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class II-M-1 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.07	2.08	2.09	2.10	2.11	2.11	2.11	2.11
Avg Life (yr)	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class II-M-1 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.06	2.06	2.06	2.06	2.06	2.06	2.06	2.06
Avg Life (yr)	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

Class II-M-2 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.64	2.66	2.68	2.70	2.70	2.71	2.71	2.71
Avg Life (yr)	11.54	7.88	5.70	4.32	3.41	2.77	2.30	1.95
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	3/25/2029	10/25/2028	8/25/2027	2/25/2025	3/25/2022	7/25/2019	4/25/2017	7/25/2015

Class II-M-2 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.61	2.61	2.61	2.61	2.61	2.61	2.61	2.61
Avg Life (yr)	10.95	7.07	4.93	3.60	2.80	2.27	1.87	1.58
Prin Start	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004	8/25/2004
Prin End	10/25/2022	11/25/2017	6/25/2014	10/25/2011	3/25/2010	2/25/2009	4/25/2008	9/25/2007

HomeBanc Mortgage Trust 2004-1
Publicly Offered Notes Computational Materials: Preliminary Term Sheet

Exhibit I

HomeBanc Mortgage Trust, Series 2004-1
Preliminary Collateral Information As of July 1, 2004

TOTAL CURRENT BALANCE:	992,673,226					
TOTAL ORIGINAL BALANCE:	999,142,391					
NUMBER OF LOANS:	4,450					

	Group 1	MIN	MAX	Group 2	MIN	MAX
AVG CURRENT BALANCE:	182,700	75,000	408,000	238,495	10,404	2,355,000
AVG ORIGINAL AMOUNT:	183,176	75,000	408,000	240,322	62,000	2,355,000
WAVG GROSS COUPON:	3.286%	2.500%	4.125%	3.238%	2.500%	4.250%
WAVG GROSS MARGIN:	2.009%	1.375%	2.500%	2.043%	1.375%	2.750%
WAVG MAX INT RATE:	12.000%	12.000%	12.000%	12.000%	12.000%	12.000%
WAVG PERIODIC RATE CAP:	4.836%	1.000%	5.000%	4.870%	1.000%	5.000%
WAVG ORIGINAL LTV:	77.86%	18.04%	95.00%	77.76%	20.69%	95.00%
WAVG ORIGINAL CLTV:	88.22%	22.37%	100.19%	84.85%	20.69%	100.35%
WAVG FICO SCORE:	730	0	822	729	0	826
WAVG ORIGINAL TERM:	300 months	300	300	300 month	300	300
WAVG REMAINING TERM:	299 months	292	300	297 month	294	300
WAVG SEASONING:	1 months	0 months	8 months	3 months	0 months	6 months
WAVG RATE ADJ FREQ:	5 months	1 months	6 months	5 months	1 months	6 months
TOP STATE:	53.95% Georgia			51.15% Florida		
MAXIMUM 3 ZIP CODES:	30127	1.80%	Powder Springs, GA	30097	1.72%	Duluth, GA
	30075	1.78%	Roswell, GA	30004	1.56%	Alpharetta, GA
	30043	1.45%	Lawrenceville, GA	30305	1.38%	Atlanta, GA
FIRST PAY DATE:		12/1/2003	8/1/2004		2/1/2004	8/1/2004
RATE CHANG DATE:		8/1/2004	7/1/2005		8/1/2004	7/1/2005
MATURE DATE:		11/1/2028	7/1/2029		1/1/2029	7/1/2029

CURRENT BALANCE	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
0 - 50,000	0.02 %	0.03 %
50,001 - 100,000	4.98	4.39
100,001 - 150,000	21.04	14.41
150,001 - 200,000	20.12	13.02
200,001 - 250,000	24.05	10.60
250,001 - 300,000	18.32	9.04
300,001 - 350,000	11.30	6.92
350,001 - 400,000	0.00	8.15
400,001 - 450,000	0.18	5.85
450,001 - 500,000	0.00	5.31
500,001 - 550,000	0.00	3.08
550,001 - 600,000	0.00	3.30
600,001 - 650,000	0.00	2.39
650,001 - 700,000	0.00	1.50
700,001 - 750,000	0.00	1.13
750,001 - 800,000	0.00	1.42
800,001 - 850,000	0.00	0.86
850,001 - 900,000	0.00	1.26
900,001 - 950,000	0.00	0.73
950,001 - 1,000,000	0.00	2.84
1,000,001 - 1,100,000	0.00	0.41
1,100,001 - 1,200,000	0.00	0.29
1,200,001 - 1,300,000	0.00	0.50
1,300,001 - 1,400,000	0.00	0.53
1,400,001 - 1,500,000	0.00	0.58
1,500,000 +	0.00	1.45
Total	100.00 %	100.00 %

GROSS COUPON	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
2.500 - 2.749	0.52 %	1.07 %
2.750 - 2.999	5.84	11.22
3.000 - 3.249	23.14	24.24
3.250 - 3.499	46.46	46.78
3.500 - 3.749	19.97	14.36
3.750 - 3.999	3.73	1.98
4.000 - 4.249	0.34	0.31
4.250 - 4.499	0.00	0.03
Total	100.00 %	100.00 %

GROSS MARGIN:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
1.375	0.39	%	0.38	%
1.500	0.48		1.41	
1.625	3.50		3.34	
1.675	0.00		0.02	
1.750	14.39		13.46	
1.875	21.61		14.44	
2.000	13.87		10.63	
2.125	21.20		22.10	
2.215	0.06		0.00	
2.250	23.13		32.35	
2.375	1.00		1.18	
2.500	0.38		0.62	
2.750	0.00		0.08	
Total	100.00	%	100.00	%

MAX INT RATE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
12.000	100.00	%	100.00	%
Total	100.00	%	100.00	%

PERIODIC RATE CAP:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
1.000	4.09	%	3.26	%
5.000	95.91		96.74	
Total	100.00	%	100.00	%

ORIGINAL TERM:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
300	100.00	%	100.00	%
Total	100.00	%	100.00	%

REMAINING TERM:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
292	0.04	%	0.00	%
294	0.00		0.03	
295	0.46		6.57	
296	0.00		28.14	
297	0.09		33.43	
298	47.63		14.60	
299	49.39		16.12	
300	2.39		1.12	
Total	100.00	%	100.00	%

SEASONING:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
0	2.39	%	1.12	%
1	49.39		16.12	
2	47.63		14.60	
3	0.09		33.43	
4	0.00		28.14	
5	0.46		6.57	
6	0.00		0.03	
8	0.04		0.00	
Total	100.00	%	100.00	%

RATE ADJ FREQ:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
1-Month*	10.25	%	11.19	%
6-Month	89.75		88.81	
Total	100.00	%	100.00	%

*Floater period begins either 2, 3, 4, 5 or 6 months after origination date

NEXT RATE CHANGE DATE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
8/1/2004	9.93	%	17.23	%
9/1/2004	0.78		25.87	
10/1/2004	0.09		30.08	
11/1/2004	43.98		13.11	
12/1/2004	43.60		12.74	
1/1/2005	1.61		0.97	
Total	100.00	%	100.00	%

ORIGINAL LTV:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
0.00 - 30.00	0.35	%	0.15	%
30.01 - 35.00	0.22		0.08	
35.01 - 40.00	0.54		0.42	
40.01 - 45.00	0.30		0.37	
45.01 - 50.00	0.95		1.17	
50.01 - 55.00	0.62		1.32	
55.01 - 60.00	0.96		1.20	
60.01 - 65.00	2.02		3.05	
65.01 - 70.00	3.47		4.72	
70.01 - 75.00	4.25		8.37	
75.01 - 80.00	82.68		70.45	
80.01 - 85.00	0.17		0.65	
85.01 - 90.00	2.25		3.77	
90.01 - 95.00	1.22		4.28	
Total	100.00	%	100.00	%

ORIGINAL CLTV	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
20.01 - 25.00	0.11 %	0.06 %
25.01 - 30.00	0.24	0.02
30.01 - 35.00	0.22	0.06
35.01 - 40.00	0.50	0.44
40.01 - 45.00	0.17	0.32
45.01 - 50.00	0.77	1.01
50.01 - 55.00	0.64	1.24
55.01 - 60.00	0.72	1.06
60.01 - 65.00	1.92	2.21
65.01 - 70.00	3.31	4.05
70.01 - 75.00	3.85	6.20
75.01 - 80.00	22.34	29.92
80.01 - 85.00	1.72	1.86
85.01 - 90.00	16.44	21.04
90.01 - 95.00	9.24	9.95
95.01 - 100.00	37.71	20.52
100.01 - 105.00	0.10	0.03
Total	100.00 %	100.00 %

FICO SCORE	Percent of Group 1 Mortgage Loans	Percent of Group 2 Mortgage Loans
Unavailable	0.18 %	0.54 %
1 - 619	0.09	0.04
620 - 639	0.00	0.02
640 - 659	2.64	4.27
660 - 679	11.55	9.88
680 - 699	12.70	10.87
700 - 719	15.13	16.67
720 - 739	14.09	15.52
740 - 759	14.27	16.19
760 - 779	15.42	15.37
780 - 799	11.06	8.93
800 - 819	2.83	1.67
820 - 839	0.04	0.02
Total	100.00 %	100.00 %

DOCUMENTATION:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Full/Alt Documentation*	80.48	%	77.81	%
Stated Income/Stated Asset	0.00		0.06	
Stated Income/ Full Asset	19.52		22.13	
Total	100.00	%	100.00	%

* Full/Alt Documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and/or Freddic Mac.

OCCUPANCY:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Investor	4.22	%	15.77	%
Owner Occupied	87.54		75.41	
Second Home	8.24		8.81	
Total	100.00	%	100.00	%

PROPERTY TYPE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
2-4 Family	1.30	%	2.12	%
Condominium	11.07		11.83	
PUD	52.76		43.63	
Single Family	34.22		41.76	
Townhouse	0.65		0.64	
Total	100.00	%	100.00	%

PURPOSE:	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Cash Out Refinance	14.29	%	14.68	%
Purchase	72.45		68.89	
Rate/Term Refinance	13.26		16.43	
Construction	0.00		0.13	
Total	100.00	%	100.00	%

STATES	Percent of Group 1 Mortgage Loans		Percent of Group 2 Mortgage Loans	
Alabama	0.27	%	0.29	%
Colorado	0.11		0.06	
Florida	40.45		51.15	
Georgia	53.95		44.35	
Mississippi	0.00		0.03	
North Carolina	4.57		3.50	
South Carolina	0.60		0.57	
Tennessee	0.05		0.05	
Total	100.00	%	100.00	%